ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

BY EDGAR

May 25, 2022

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-1090

Re:	Voya Senior Income Fund – Withdrawal of Application for an Order Under Sections 6(c) and 23(c)(3) (File No. 812-15338)

Ladies and Gentlemen:

I am writing on behalf of Voya Senior Income Fund (the “Fund”), Voya Investments, LLC, Voya Investment Management Co. LLC, and Voya Investments Distributor, LLC (collectively, the “Applicants”) to respectfully request the withdrawal of the Applicants’ application (File No. 812-15338) (the “Application”) filed pursuant to Sections 6(c) and 23(c)(3) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from certain provisions of Rule 23c-3 under the Act to permit the Fund to make repurchase offers to its common shareholders every month and to provide notification to its common shareholders of an upcoming repurchase offer no less than seven and no more than fourteen calendar days in advance of the repurchase request deadline. The Application was filed with the U.S. Securities and Exchange Commission on May 17, 2022.

The Applicants respectfully request that the Application be withdrawn and that the U.S. Securities and Exchange Commission take no further action with respect thereto.

Should you have and questions, please feel free to call me at (617) 854-2418.

Regards,

/s/ Kathleen M. Nichols

Kathleen M. Nichols

cc:	Huey P. Falgout, Jr., Esq.

Voya Investments, LLC

Elizabeth J. Reza, Esq.

Ropes & Gray LLP